NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

GGP Inc.

(Name of Issuer)

GGP Inc.	Brookfield BPY Retail Holdings II Subco LLC
Brookfield Property Partners L.P.	New Brookfield BPY Retail Holdings II LLC
Brookfield Asset Management Inc.	BW Purchaser, LLC
Goldfinch Merger Sub Corp.	Brookfield Retail Holdings Warrants LLC
Brookfield Retail Holdings VII LLC	Brookfield Retail Holdings II Sub III LLC
Brookfield Retail Mall LLC	New GGP Warrants LLC
BPY Retail I LLC	Brookfield Retail Holdings VII Sub 3 LLC
BPY Retail V LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36174X101

(CUSIP Number of Class of Securities)

Rosemary G. Feit	Bryan K. Davis
Executive Vice President and General Counsel	Chief Financial Officer
GGP Inc.	Brookfield Property Group LLC
350 N. Orleans St., Suite 300	Brookfield Place
Chicago, Illinois 60654	250 Vesey Street, 15th Floor
(312) 960-5000	New York, NY 10281
(212) 417-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph C. Shenker, Esq. Robert W. Downes, Esq. Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Gilbert G. Menna, Esq. Mark S. Opper, Esq. David H. Roberts, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Karrin Powys-Lybbe, Esq. Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, New York 10036 (212) 880-6000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,381,711,948	$2,164,023.14

* Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated as the sum of (1) (i) the product of (a) $19.84 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s common stock as reported on the NYSE on April 27, 2018, and (b) 660,886,432, which is the estimated maximum number of shares of GGP Inc.’s common stock (taking into consideration (x) the exercise of certain GGP Inc. equity awards, (y) the full redemption of the series of preferred units of GGPOP designated as 6.5% series D cumulative convertible preferred units and the series of preferred units of GGPOP designated as 7% series E cumulative convertible preferred units into common units of GGPOP, and (z) the full redemption into GGP Inc.’s common stock of the common units of GGPOP that are redeemable into GGP Inc.’s common stock in connection with the transactions described herein) and GGP restricted stock receiving class A stock issued, plus (ii) the product of (a) $5.65 per share (which is equal to the difference between $23.50 and $17.85 (rounded up to the nearest cent), the weighted average exercise price of the GGP options), and (b) 14,295,427, which is the estimated number of shares of GGP Inc.’s common stock underlying the GGP options receiving class A stock that is issued, minus (iii) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock, plus (2) the product of (i) $24.55 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s 6.375% series A cumulative perpetual preferred stock, par value $0.01 per share, as reported on the NYSE on April 27, 2018, and (ii) 10,000,000, which is the estimated maximum number of shares of Brookfield Property REIT Inc.’s series A preferred stock that may be issued, plus (3) (i) the product of (a) $19.84 (rounded up to the nearest cent), which is the average of the high and low prices per share of GGP Inc.’s common stock as reported on the NYSE on April 27, 2018, and (b) 660,886,432, which is the estimated maximum number of shares of GGP Inc.’s common stock (taking into consideration (x) the exercise of certain GGP Inc. equity awards, (y) the full redemption of the series of preferred units of GGPOP designated as 6.5% series D cumulative convertible preferred units and the series of preferred units of GGPOP designated as 7% series E cumulative convertible preferred units into common units of GGPOP, and (z) the full redemption into GGP Inc.’s common stock of the common units of GGPOP that are redeemable into GGP Inc.’s common stock in connection with the transactions described herein) and GGP restricted stock receiving class A stock issued, plus (ii) the product of (a) $5.65 per share (which is equal to the difference between $23.50 and $17.85 (rounded up to the nearest cent), the weighted average exercise price of the GGP options), and (b) 14,295,427, which is the estimated number of shares of GGP Inc.’s common stock underlying the GGP options receiving class A stock that is issued, minus (iii) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock, plus (4) $9,250,000,000, which is the total amount of cash consideration that would be paid pursuant to the merger agreement to holders eligible to receive class A stock.

** The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001245 by the transaction valuation.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $490,873.12

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Property Partners L.P.

Date Filed: May 2, 2018

Amount Previously Paid: $521,437.87

Form or Registration No.: Registration Statement on Form S-4

Filing Party: GGP Inc.

Date Filed: May 2, 2018

Introduction

This Transaction Statement on Schedule 13E-3, together with the exhibits thereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) GGP Inc. (“GGP” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.01 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Brookfield Property Partners L.P. (“BPY” or “Parent”), an exempted limited partnership formed under the laws of Bermuda; (iii) Brookfield Asset Management Inc. (“BAM”), an Ontario corporation; (iv) Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Goldfinch”); (v) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC”), is the sole managing member; (vi) Brookfield Retail Mall LLC (“BRM”), a Delaware limited liability company; (vii) BPY Retail I LLC (“BPYRI”), a Delaware limited liability company; (viii) BPY Retail V LLC (“BPYRV”), a Delaware limited liability company and a subsidiary of Brookfield BPY Retail Holdings III LLC; (ix) Brookfield BPY Retail Holdings II Subco LLC (“New GGP Subco”), a Delaware limited liability company and a subsidiary of Brookfield BFP Holdings LLC; (x) New Brookfield BPY Retail Holdings II LLC (“NBBPY”), a Delaware limited liability company; (xi) BW Purchaser, LLC (“BWP”), a Delaware limited liability company; (xii) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAMPIC is the sole managing member; (xiii) Brookfield Retail Holdings II Sub III LLC (“BRH II Sub”), a Delaware limited liability company, of which BAMPIC, is the sole managing member; (xiv) New GGP Warrants LLC (“New GGP”), a Delaware limited liability company; and (xv) Brookfield Retail Holdings VII Sub 3 LLC (“BRH Sub 3”), a Delaware limited liability company, of which BAMPIC is the sole managing member. BRH VII, BRM, BPYRI, BPYRV, New GGP Subco, NBBPY, BWP, BRH Warrants, BRH II Sub and New GGP are collectively referred to as the “Voting Parties.”

On March 26, 2018, each of Parent and Goldfinch entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, pursuant to which Goldfinch will merge with and into GGP (the “Merger”), with GGP surviving the Merger as an indirect subsidiary of BPY. A copy of the Merger Agreement is attached hereto as Exhibit (d)(4).

The Merger Agreement provides for, among other things, the acquisition of the Company by Parent on the terms and subject to the conditions set forth therein, through a series of transactions. Under the terms of the Merger Agreement, the Company will: (i) amend and restate its certificate of incorporation (the “Charter Amendment”) in order to, among other things, authorize the issuance of a new series of class A stock, par value $0.01 per share (the “Class A Stock”), class B stock, par value $0.01 per share (the “Class B Stock”), and class C stock, par value $0.01 per share (the “Class C Stock”), respectively; (ii) amend and restate its bylaws (the “Bylaws Amendment”); and (iii) cause the general partner of GGP Operating Partnership, LP, a Delaware limited partnership (“GGPOP”), to amend and restate the agreement of limited partnership of GGPOP (the “Partnership Agreement Amendment and Restatement”).

Following the Charter Amendment, shares of Common Stock held by the Voting Parties will be exchanged for newly issued shares of Class B Stock (the “Brookfield Affiliate Exchange”) on the terms and subject to the conditions set forth in a Class B Stock Exchange Agreement (the “Class B Exchange Agreement”), and at the effective time of the Brookfield Affiliate Exchange, each share of Common Stock held by subsidiaries of the Company will also be exchanged for one (1) share of Class B Stock. A copy of the Class B Exchange Agreement is attached hereto as Exhibit (d)(6).

Following the Brookfield Affiliate Exchange and certain transactions, including recapitalization or financing transactions as Parent may request between the date of the Merger Agreement and the closing of the transactions contemplated by the Merger Agreement (the “Pre-Closing Transactions”), the Company will declare a special dividend (the “Pre-Closing Dividend”) payable to the remaining holders of Common Stock other than the Voting Parties, not including holders of restricted Common Stock but including certain holders of Company options, as of the record date of the pre-closing dividend, consisting of either cash or Class A Stock, at the election of such holders of Common Stock (with holders of in-the-money Company options being deemed to have elected cash) and subject to proration. Holders of Common Stock other than the Voting Parties who elect to receive the Pre-Closing Dividend in the form of Class A stock will also have the option to exchange all, but not less than all, of the shares of Class A Stock that such holder receives or is entitled to receive as the Pre-Closing Dividend for the limited partnership units of Parent (the “Parent Unit Exchange”).

Following the completion of the Charter Amendment, the Brookfield Affiliate Exchange, the Pre-Closing Transactions (if any) and the declaration of the Pre-Closing Dividend, Goldfinch will merge with and into the Company, with the Company surviving the Merger as an indirect subsidiary of Parent. It is expected that following the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), the surviving corporation will change its name to Brookfield Property REIT Inc.

Immediately following the effective time of the Merger, Parent or an affiliate of Parent will exchange shares of Class A Stock distributed in the Pre-Closing Dividend and held by any holders of Common Stock other than the Voting Parties who had made an election to receive Parent units for an equal number of Parent units in the Parent Unit Exchange. Each share of Class A Stock that Parent or its affiliate receives or is entitled to receive pursuant to the Parent Unit Exchange will automatically convert into Class B Stock at a ratio equal to the per share fair market value of Class A Stock so exchanged divided by the per share liquidation amount of Class B Stock. All shares of Class A Stock that are issued in the Pre-Closing Dividend will automatically be exchanged for Parent units in the Parent Unit Exchange in the event that: (i) an election to receive Parent units has been made with respect to 80% or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend (or such event is deemed to have occurred pursuant to the terms of the Merger Agreement), in which case, at Parent’s election, all shares of Class A Stock that are issued in the Pre-Closing Dividend will be exchanged for Parent units in the Parent Unit Exchange or (ii) an election to receive Parent units has been made with respect to 90% or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend (or such event is deemed to have occurred pursuant to the terms of the Merger Agreement), in which case, all shares of Class A Stock that are issued in the Pre-Closing Dividend will be exchanged for Parent units in the Parent Unit Exchange.

Each share of Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (except for certain excluded shares of Common Stock, including any shares owned by Parent, Goldfinch, if any, or the Company, including those shares of Common Stock exchanged in the Brookfield Affiliate Exchange, shares of Common Stock for which appraisal is properly demanded and perfected and shares of restricted Common Stock) will be cancelled and extinguished and automatically converted into the right to receive cash from Parent, without interest thereon, in an amount equal to the quotient of: (i) $9,250,000,000 less (a) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement to holders of common units of GGPOP as a result of the Transactions at any time following the Brookfield Affiliate Exchange through and including the effective time of the Merger, (b) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement, to holders of the class of units designated under the GGPOP partnership agreement as “LTIP units,” as a result of the Transactions at any time following the Brookfield Affiliate Exchange through and including the effective time of the Merger, (c) the aggregate cash consideration to be paid with respect to shares of restricted Common Stock as a result of the Transactions through and including the effective time of the Merger, and (d) the amount designated by Parent to the Company that constitutes the aggregate amount of cash that the Company will declare as the Pre-Closing Dividend, divided by (ii) the number of shares of Common Stock that are entitled to the Pre-Closing Dividend (which excludes shares of restricted Common Stock but includes shares of Common Stock deemed issued in respect of in-the-money Company options) (the “Pre-Closing Dividend Share Number”).

Each share of Goldfinch common stock (“Goldfinch Common Stock”) that is outstanding immediately prior to the effective time of the Merger will be converted into a number of shares of Class C Stock equivalent to the Pre-Closing Dividend Share Number divided by the number of shares of Goldfinch Common Stock outstanding immediately prior to the effective time of the Merger (rounded to the nearest whole share). Because all shares of Goldfinch Common Stock are indirectly held by Parent through an affiliate of Parent, all shares of Class C Stock will be indirectly held by Parent immediately following the Transactions.

Concurrently with the filing of this Transaction Statement, Parent is filing with the SEC its registration statement on Form F-4, which includes a prospectus of Parent, and the Company is filing with the SEC its registration statement on Form S-4, which includes a proxy statement of the Company relating to the special meeting of the Company’s holders of Common Stock (the “Special Meeting”) and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”).

At the Special Meeting, holders of Common Stock will be asked to consider and vote on the following matters: (i) a proposal to adopt the Merger Agreement (the “Merger Proposal”); (ii) a proposal to approve amending and restating the certificate of incorporation of the Company (the “Charter Proposal”); (iii) a proposal to approve amending and restating the bylaws of the Company (the “Bylaws Proposal”); and (iv) a proposal to approve, by a non-binding, advisory vote, the compensation that may become payable to the Company’s named executive officers in connection with the Transactions and certain other related transaction agreements (the “Compensation Proposal”). Adoption of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, and the affirmative vote of the holders of a majority of the outstanding Target Shares (as defined in that certain Standstill Agreement attached hereto as Exhibit (d)(1)). Adoption of the Charter Proposal and the Bylaws Proposal each requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Common Stock. Approval of the Compensation Proposal requires the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote on such proposal. The approval of each of the Merger Proposal, the Charter Proposal and the Bylaws Proposal is a condition to the obligations of Parent and the Company to complete the Transactions. The approval of the Compensation Proposal is not a condition to the obligations of Parent and the Company to complete the Transactions.

The Voting Parties have entered into a Voting and Support Agreement with the Company, pursuant to which they agreed to vote their shares of Common Stock in favor of the Merger Proposal, the Charter Proposal and the Bylaws Proposal. A copy of the Voting and Support Agreement is attached hereto as Exhibit (d)(5).

It is also a condition to the consummation of the Charter Amendment that, to the extent required by the Toronto Stock Exchange (the “TSX”), the consent of the holders of a majority of the Parent units for the issuance of Parent units in the Parent Unit Exchange be obtained. On April 23, 2018, Parent received a determination in writing from the TSX that the Parent unitholder consent may be obtained by an action by written consent and, accordingly, no special meeting of Parent unitholders will be required.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Joint Proxy Statement/Prospectus, including all annexes, exhibits and appendices thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus. As of the date hereof, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Goldman Sachs & Co. LLC has consented to the inclusion of its materials filed as Exhibits under Item 16 of this Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

Under the SEC rules governing “going private” transactions, each of the Filing Persons may be deemed to be an affiliate of the Company and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the Transactions.

Item 1. Summary Term Sheet

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

GGP Inc.

350 N. Orleans St., Suite 300

Chicago, IL 60654-1607

Tel.: (312) 960-5000

(b) Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Stock Ownership and Voting of Directors and Executive Officers of GGP”

“THE SPECIAL MEETING—Record Date; Who Can Vote at the Special Meeting”

“CERTAIN BENEFICIAL OWNERSHIP OF GGP COMMON STOCK”

(c) Trading Market and Price. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“COMPARATIVE GGP AND BPY MARKET PRICE AND DIVIDEND/DISTRIBUTION INFORMATION”

(d) Dividends. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“COMPARATIVE GGP AND BPY MARKET PRICE AND DIVIDEND/DISTRIBUTION INFORMATION”

“UNAUDITED COMPARATIVE PER UNIT AND PER SHARE DATA”

(e) Prior Public Offerings. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“CERTAIN INFORMATION CONCERNING GGP”

(f) Prior Stock Purchases. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“PAST TRANSACTIONS INVOLVING GGP COMMON STOCK”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

Item 3. Identity and Background of Filing Person

(a) Name and Address. GGP Inc. is the subject company. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“CERTAIN INFORMATION CONCERNING GGP”

“CERTAIN INFORMATION CONCERNING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS”

“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

(b) Business and Background of Entities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“CERTAIN INFORMATION CONCERNING GGP”

“CERTAIN INFORMATION CONCERNING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS”

“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

(c) Business and Background of Natural Persons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“CERTAIN INFORMATION CONCERNING GGP”

“CERTAIN INFORMATION CONCERNING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS”

“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—General”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Certain GGP Forecasts”

“SPECIAL FACTORS—Certain BPY Forecasts”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“SPECIAL FACTORS—Regulatory Approval”

“SPECIAL FACTORS—Accounting Treatment of the Transactions”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“PARTIES TO THE MERGER AGREEMENT”

“THE SPECIAL MEETING—Vote Required for Approval; Effect of Failure to Vote, Broker Non-Votes and Abstention”

“MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES”

“THE MERGER AGREEMENT—Structure and Timing of the Transactions”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

“THE MERGER AGREEMENT—The Closing of the Charter Amendment, the Bylaws Amendment, the Partnership Agreement Amendment and Restatement and the Merger”

“THE MERGER AGREEMENT—Exchange of Shares and the Escrow Arrangement”

“THE MERGER AGREEMENT—Conditions to Consummation of the Charter Amendment, the Bylaws Amendment, the Partnership Agreement Amendment and Restatement and the Merger”

“THE MERGER AGREEMENT—Covenants and Agreements”

“OTHER TRANSACTION AGREEMENTS”

“DESCRIPTION OF CLASS A STOCK”

“DESCRIPTION OF CLASS B STOCK”

“DESCRIPTION OF CLASS C STOCK”

“COMPARISON OF RIGHTS OF HOLDERS OF GGP SERIES A PREFERRED STOCK AND NEW SERIES A PREFERRED STOCK”

“DESCRIPTION OF NEW SERIES A PREFERRED STOCK”

“DESCRIPTION OF BPY UNITS”

“COMPARISON OF RIGHTS OF HOLDERS OF GGP COMMON STOCK, CLASS A STOCK AND BPY UNITS”

(c) Different Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

“THE MERGER AGREEMENT—Exchange of Shares and the Escrow Arrangement”

“DESCRIPTION OF CLASS A STOCK”

“DESCRIPTION OF CLASS B STOCK”

“DESCRIPTION OF CLASS C STOCK”

“COMPARISON OF RIGHTS OF HOLDERS OF GGP SERIES A PREFERRED STOCK AND NEW SERIES A PREFERRED STOCK”

“DESCRIPTION OF NEW SERIES A PREFERRED STOCK”

“DESCRIPTION OF BPY UNITS”

“COMPARISON OF RIGHTS OF HOLDERS OF GGP COMMON STOCK, CLASS A STOCK AND BPY UNITS”

(d) Appraisal Rights. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“APPRAISAL RIGHTS IN THE MERGER”

ANNEX J—Delaware General Corporation Law § 262 Appraisal Rights

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“APPRAISAL RIGHTS IN THE MERGER”

“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

ANNEX J—Delaware General Corporation Law § 262 Appraisal Rights

(f) Eligibility for Listing or Trading. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“DESCRIPTION OF CLASS A STOCK”

“DESCRIPTION OF CLASS B STOCK”

“DESCRIPTION OF CLASS C STOCK”

“DESCRIPTION OF NEW SERIES A PREFERRED STOCK”

“DESCRIPTION OF BPY UNITS”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“THE MERGER AGREEMENT”

“OTHER TRANSACTION AGREEMENTS”

“PAST TRANSACTIONS INVOLVING GGP COMMON STOCK”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“THE MERGER AGREEMENT”

“OTHER TRANSACTION AGREEMENTS”

“PAST TRANSACTIONS INVOLVING GGP COMMON STOCK”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“THE SPECIAL MEETING—Record Date; Who Can Vote at the Special Meeting”

“THE MERGER AGREEMENT”

“OTHER TRANSACTION AGREEMENTS”

“PAST TRANSACTIONS INVOLVING GGP COMMON STOCK”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

“THE MERGER AGREEMENT—The Closing of the Charter Amendment, the Bylaws Amendment, the Partnership Agreement Amendment and Restatement and the Merger”

“THE MERGER AGREEMENT—Exchange of Shares and the Escrow Arrangement”

“OTHER TRANSACTION AGREEMENTS”

“DESCRIPTION OF CLASS A STOCK”

“DESCRIPTION OF CLASS B STOCK”

“DESCRIPTION OF CLASS C STOCK”

“DESCRIPTION OF NEW SERIES A PREFERRED STOCK”

“DESCRIPTION OF BPY UNITS”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

(c)(1)—(8) Plans. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

“THE MERGER AGREEMENT—Covenants and Agreements—Pre-Closing Transactions”

“OTHER TRANSACTION AGREEMENTS”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS— Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

“THE MERGER AGREEMENT—Covenants and Agreements—Pre-Closing Transactions”

“OTHER TRANSACTION AGREEMENTS”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

(b) Alternatives. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

(c) Reasons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

(d) Effects. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES”

“THE MERGER AGREEMENT—Structure and Timing of the Transactions”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

“THE MERGER AGREEMENT—Exchange of Shares and the Escrow Arrangement”

“THE MERGER AGREEMENT—Covenants and Agreements—Pre-Closing Transactions”

“OTHER TRANSACTION AGREEMENTS”

“APPRAISAL RIGHTS IN THE MERGER”

ANNEX A—Agreement and Plan of Merger

ANNEX E—Voting Agreement

ANNEX F—Class B Exchange Agreement

ANNEX G—BPY Unitholder Consent Letter Agreement

ANNEX H—Management Fee Letter Agreement

ANNEX J—Delaware General Corporation Law § 262 Appraisal Rights

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Certain Related Party Agreements between GGP and the Brookfield Filing Persons”

“SPECIAL FACTORS—Accounting Treatment of the Transactions”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“COMPARISON OF RIGHTS OF HOLDERS OF GGP COMMON STOCK, CLASS A STOCK AND BPY UNITS”

“APPRAISAL RIGHTS IN THE MERGER”

ANNEX D—Opinion of Goldman Sachs & Co. LLC

The discussion materials dated November 15, 2017 (two presentations), November 17, 2017, November 27, 2017, December 4, 2017, December 14, 2017, February 24, 2018, March 23, 2018 and March 26, 2018, each prepared by Goldman Sachs & Co. LLC for the Special Committee of the Board of Directors of the Company, are attached hereto as Exhibits (c)(2) through (c)(10), respectively, and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“THE SPECIAL MEETING—Record Date; Who Can Vote at the Special Meeting”

“THE SPECIAL MEETING—Vote Required for Approval; Effect of Failure to Vote, Broker Non-Votes and Abstention”

“THE MERGER AGREEMENT—Conditions to Consummation of the Charter Amendment, the Bylaws Amendment, the Partnership Agreement Amendment and Restatement and the Merger”

ANNEX A—Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

(e) Approval of Directors. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“THE SPECIAL MEETING—Recommendation of the Special Committee and the GGP Board”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Accounting Treatment of the Transactions”

“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

ANNEX D—Opinion of Goldman Sachs & Co. LLC

The discussion materials dated November 15, 2017 (two presentations), November 17, 2017, November 27, 2017, December 4, 2017, December 14, 2017, February 24, 2018, March 23, 2018 and March 26, 2018, each prepared by Goldman Sachs & Co. LLC for the Special Committee of the Board of Directors of the Company, are attached hereto as Exhibits (c)(2) through (c)(10), respectively, and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Financing Arrangements”

“THE MERGER AGREEMENT—Structure and Timing of the Transactions—The Pre-Closing Transactions”

That certain Commitment Letter, dated March 26, 2018, by and among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, LLC and Brookfield Retail Holdings VII Sub 3 LLC, is attached hereto as Exhibit (b)(1).

(c) Expenses. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“SPECIAL FACTORS—Listing of Class A Stock”

“SPECIAL FACTORS—Listing of New Series A Preferred Stock”

“SPECIAL FACTORS—Listing of Newly Issued BPY Units”

“SPECIAL FACTORS—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock”

“SPECIAL FACTORS—Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions”

“SPECIAL FACTORS—Restrictions on Sales of BPY Units Received in Connection with the Transactions”

“CERTAIN BENEFICAL OWNERSHIP OF GGP COMMON STOCK—Ownership of Equity Securities of GGP by Directors and Executive Officers”

“CERTAIN BENEFICAL OWNERSHIP OF GGP COMMON STOCK—Ownership of Equity Securities of GGP by 5% Stockholders”

(b) Securities Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“PAST TRANSACTIONS INVOLVING GGP COMMON STOCK”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS— Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“THE SPECIAL MEETING—Recommendation of the Special Committee and the GGP Board”

ANNEX E—Voting Agreement

(e) Recommendations of Others. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS— Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL INFORMATION OF GGP”

“SELECTED HISTORICAL FINANCIAL INFORMATION OF BPY”

“UNAUDITED COMPARATIVE PER UNIT AND PER SHARE DATA”

“COMPARATIVE GGP AND BPY MARKET PRICE AND DIVIDEND/DISTRIBUTION INFORMATION”

“RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE”

(b) Pro Forma Information. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA OF BPY FOLLOWING THE TRANSACTIONS”

“SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA OF BPR FOLLOWING THE TRANSACTIONS”

“UNAUDITED COMPARATIVE PER UNIT AND PER SHARE DATA”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Transactions”

“SPECIAL FACTORS—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS— Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for BPR After the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and Transactions”

“SPECIAL FACTORS—Governance of BPR Following the Transactions”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE MERGER AGREEMENT—Fees and Expenses”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

“SPECIAL FACTORS—Interests of GGP’s Directors and Executive Officers in the Transactions”

“PROPOSALS SUBMITTED TO GGP COMMON STOCKHOLDERS—Proposal 4 — The Compensation Proposal”

“THE MERGER AGREEMENT—Treatment of GGP Equity Awards”

(c) Other Material Information. The entirety of the Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	Registration Statement on Form F-4 of Brookfield Property Partners L.P., including a prospectus of Brookfield Property Partners L.P. (incorporated herein by reference to the Registration Statement on Form F-4 of Brookfield Property Partners L.P. filed concurrently with this Transaction Statement with the SEC).

(a)(2)	Registration Statement on Form S-4 of GGP Inc., including a proxy statement/prospectus of GGP Inc. (incorporated herein by reference to the Registration Statement on Form S-4 of GGP Inc. filed concurrently with this Transaction Statement with the SEC).

*(a)(3)	Form of Proxy Card (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(4)	Letter to Stockholders (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(5)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(6)	Press Release, dated March 26, 2018 (incorporated herein by reference to Form 425 filed by Brookfield Property Partners L.P. with the SEC on March 27, 2018).

(a)(7)	Investor Presentation, dated March 2018 from Brookfield Property Partners LP (incorporated herein by reference to Form 425 filed by Brookfield Property Partners L.P. with the SEC on March 27, 2018).

(a)(8)	Employee Communication from CEO of Brookfield Property Partners to employees of Brookfield Asset Management Inc., issued on March 26, 2018 (incorporated herein by reference to Form 425 filed by Brookfield Property Partners L.P. with the SEC on March 27, 2018).

(a)(9)	Employee Communication from CEO of GGP Inc. to employees of GGP Inc., issued on March 26, 2018 (incorporated herein by reference to Form 425 filed by GGP Inc. with the SEC on March 27, 2018).

(a)(10)	Tenant Communication from GGP Inc., dated on March 27, 2018 (incorporated herein by reference to Form 425 filed by GGP Inc. with the SEC on March 27, 2018).

(a)(11)	JV Partner Communication from GGP Inc., dated on March 27, 2018 (incorporated herein by reference to Form 425 filed by GGP Inc. with the SEC on March 27, 2018).

(a)(12)	Vendor Communication from GGP Inc., dated on March 27, 2018 (incorporated herein by reference to Form 425 filed by GGP Inc. with the SEC on March 27, 2018).

(b)(1)	Commitment Letter, dated March 26, 2018, by and among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, LLC and Brookfield Retail Holdings VII Sub 3 LLC (incorporated herein by reference to Exhibit 99.6 to the Amendment No. 20 to Schedule 13D filed by Brookfield Property Partners L.P. with the SEC on March 27, 2018).

(c)(1)	Opinion of Goldman Sachs & Co. LLC (incorporated herein by reference to Annex D of the Joint Proxy Statement/Prospectus).

(c)(2)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated November 15, 2017.

(c)(3)	Discussion Materials (Part 2) of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated November 15, 2017.

(c)(4)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated November 17, 2017.

(c)(5)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated November 27, 2017.

(c)(6)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated December 4, 2017.

(c)(7)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated December 14, 2017.

(c)(8)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated February 24, 2018.

(c)(9)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated March 23, 2018.

(c)(10)	Discussion Materials of Goldman Sachs & Co. LLC prepared for the Special Committee of GGP Inc.’s Board of Directors, dated March 26, 2018.

(d)(1)	Standstill Agreement, between Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP and GGP Inc., dated November 9, 2010 (incorporated herein by reference to Exhibit 10.4 to GGP Inc.’s Current Report on Form 8-K, filed on November 12, 2010).

*(d)(2)	Form of Joint Governance Agreement, by and between GGP Inc., Brookfield Property Partners L.P., Brookfield Property Partners Limited, and Brookfield Properties, Inc.

*(d)(3)	Form of Master Services Agreement, by and between Brookfield Asset Management Inc., Brookfield Property REIT Inc., BPR Operating Partnership, LP, Brookfield Global Property Advisor Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc., and each of the parties listed on Schedule A attached thereto.

(d)(4)	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc. (incorporated herein by reference to Annex A of the Joint Proxy Statement/Prospectus).

(d)(5)	Voting and Support Agreement, dated as of March 26, 2018, by and among GGP Inc. and the stockholders listed on Schedule A thereto (incorporated herein by reference to Annex E of the Joint Proxy Statement/Prospectus).

(d)(6)	Class B Stock Exchange Agreement, dated as of March 26, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto (incorporated herein by reference to Annex F of the Joint Proxy Statement/Prospectus).

(d)(7)	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 10.3 to the Joint Proxy Statement/Prospectus).

(d)(8)	Letter Agreement, dated as of March 26, 2018, by and between Brookfield Asset Management Inc. and GGP Inc. (incorporated herein by reference to Annex G of the Joint Proxy Statement/Prospectus).

(d)(9)	Letter Agreement, dated as of March 26, 2018, by and between Brookfield Asset Management Inc., Brookfield Property Partners L.P. and GGP Inc. (incorporated herein by reference to Annex H of the Joint Proxy Statement/Prospectus).

(f)(i)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex J of the Joint Proxy Statement/Prospectus).

*(h)(1)	Opinion of Goodwin Procter LLP as to certain tax matters.

*(h)(2)	Opinion of Torys LLP as to certain tax matters

*To be filed by amendment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 1, 2018

GGP INC.

By:	/s/ Stacie Herron
Name:	Stacie Herron
Title:	Vice President and Corporate Secretary

BROOKFIELD PROPERTY PARTNERS L.P.

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Senior Managing Partner

GOLDFINCH MERGER SUB CORP.

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Chief Executive Officer

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

NEW GGP WARRANTS LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL MALL LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BW PURCHASER, LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BPY RETAIL I LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BPY RETAIL V LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

NEW BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS II SUB III LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS VII SUB 3 LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President